EXHIBIT 15.1

                              PROPERTY LOCATION MAP







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                            ROCHESTER RESOURCES LTD.
                          PROPERTY LOCATION MAP OF THE

                               MINA REAL PROPERTY


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is map of Mexico showing location of the Mina Real Property pertaining to Tepic and Puerto Vallarta. The scale is 25 miles equals 1 inch.

            PLEASE VIEW ATTACHED PDF FORMAT OF EXHIBIT 15-1 TO VIEW








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